Invictus Changes Canadian Ticker to GENE

VANCOUVER, March 19, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) is pleased to announce that the Company is changing its ticker on the TSX Venture Exchange from IMH to GENE effective on March 20, 2018.

"The change in our share ticker to GENE reflects the participation of music legend and media mogul Gene Simmons, who joins Invictus as Chief Evangelist Officer and our enterprise vision of providing multiple genetics/strains to cannabis consumers globally as regulations permit" said Invictus Chairman and CEO Dan Kriznic. "We have worked methodically and with great energy towards achieving strategic milestones, and we know the time is right for this vital step forward. Gene's involvement in Invictus is the centerpiece of this next, more mature phase of Invictus."

Gene Simmons is a significant shareholder in Invictus, he currently holds 2,631,141 common shares and will be assisting the Company in general public awareness of Invictus in the domestic and international cannabis space. Gene Simmons commented "I did my due diligence on all the major licensed producers in Canada before picking Dan and the team at Invictus. From a financial standpoint, Invictus stood out as one of the companies with the most valuation upside based on its revenue and profit projections and the fact that it had two locations with significant square footage and expansion capabilities on 250 acres in Eastern and Western Canada. My Family, Shannon, SOPHIE and NICK, now have shareholdings in the company because we believe in what Invictus stands for."

Gene, co-founded KISS: America's #1 Gold Record Award Winning Group Of All Time and went on to achieve enormous success in a variety of entrepreneurial ventures. In addition, his commitment to charitable causes stands apart.

Among Gene's many achievements:

•	Kiss has 30 gold, 14 platinum and three double-platinum albums, along with sales of more than 100 million albums
•

KISS merchandising with 2,500 licenses including everything from t-shirts and comic books to pinball machines, credit cards, lunchboxes, baseballs — even a coffin; box office numbers that broke records set by The Beatles and Elvis.

•	Seven-year run for his wildly popular celebrity television show, Gene Simmons Family Jewels
•	Discovered the band Van Halen
•	Author of two bestselling books
•	Partner in global restaurant chain Rock And Brews
•	Owner of iconic MoneyBags trademark
•	Prominent advocate for ChildFund International
•	Founder of The Children Matter

Gene, over a 5 year term and on behalf of Invictus as Chief Evangelist Officer, has agreed to attend a minimum of 50 investor/industry presentations, 25 events and 3 days per quarter in person to join Invictus' CEO on various investor presentations and updates, subject to schedules.

About Invictus

Invictus operates cannabis companies in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus operates two cannabis production sites under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") in Canada and has over 95,000 square feet of cannabis production capacity at the licensed production sites. The Company's wholly owned subsidiary Acreage Pharms Ltd. ("Acreage Pharms"), located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete.

Invictus also owns 50% of AB Laboratories Inc. ("AB Labs"), a licensed producer under the ACMPR located in Hamilton, Ontario. AB Labs currently operates in a 16,000 square foot facility and recently acquired a facility adjacent to the existing property that will allow for a total of 56,000 square feet of cultivation space ready for production by June 2018. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures"). Invictus has committed $5.5 million in cash to AB Ventures to secure its 33 1/3 percent ownership and allow AB Ventures to build its first 20,000 square foot facility on the 100-acre property.

Combined, the licensed producers owned by Invictus expect to have approximately 200,000 square feet of cannabis production capacity by the end of 2018 and 520,000 square feet of cannabis production capacity by the end of 2019.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,

Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
Invictus MD Strategies Corp.
604-537-8676

In the United States
Terry L. Wills
President
Wills Communications, Inc.
310-877-1458

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of AB Labs, the completion of AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of AB Labs secondary license, the granting of a sales license under the ACMPR to Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the potential production capacity of AB Labs, the completion of AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of AB Labs secondary license, the granting of a sales license under the ACMPR to Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, AB Labs will not be successful in reaching its potential production capacity, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of AB Labs reaching full production capacity will be delayed, AB Labs not be granted their secondary license, Acreage Pharms will not be granted its sales license under the ACMPR, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Invictus MD Strategies

View original content: http://www.newswire.ca/en/releases/archive/March2018/19/c3365.html

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CO: Invictus MD Strategies

CNW 14:25e 19-MAR-18